Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
Compagnie Générale de Géophysique (General Geophysics Company) ISIN: 0000120164 – NYSE: GGY - submitted their results for the three months and nine months ended September 30, 2006 and 2005 to the Commission under cover of Form 6-K today, which submission is incorporated by reference into this filing.
November 15, 2006